Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle
	$3,803,615	$3,249,270	$2,607,983	$1,374,576	$1,600,225
Fixed charges	181,518	271,753	267,992	280,664	272,602
Total earnings	$3,985,133	$3,521,023	$2,875,975	$1,655,240	$1,872,827

Computation of Fixed Charges:
Interest expense	$78,903	$170,466	$178,345	$182,499	$176,355
Estimate of interest within rental expense(1)	102,615	101,287	89,647	98,165	96,247
Total fixed charges	$181,518	$271,753	$267,992	$280,664	$272,602

Ratio of Earnings to Fixed Charges	21.95x	12.96x	10.73x	5.90x	6.87x

(1) Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.